June 25, 2008

ADP ICS
BROKERAGE SERVICES
51 Mercedes Way
Brentwood, NY 11717

Dear Sir:

This notice is to advise that the Annual Meeting of Shareholders of Diapulse Corporation of America will be held at the corporate offices, 475 Northern Boulevard, Great Neck, NY 11021 on Thursday, August 28, 2008 at 10:00 A.M.

Kindly inform us upon receipt regarding how many Proxies and Proxy Statements you require for your Diapulse clients. However, we prefer to mail directly and would appreciate receiving the names and addresses of your shareholders of record.

Please note that financial information is available at DIAC, with additional material on the Corporation at www.diapulse.com.

Thank you.

Shareholder Relations,
DIAPULSE CORPORATION OF AMERICA